Securities and Exchange Commission

                             Washington, D.C. 20549

                                   Schedule TO

   Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934


                   NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
                       (Name of Subject Company (Issuer))

                   NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
                        (Name of Filing Person (Offeror))

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    636918302
                      (CUSIP Number of Class of Securities)

                                  James J. Bigl
                             Chief Executive Officer
                   National Medical Health Card Systems, Inc.
                              26 Harbor Park Drive
                         Port Washington, New York 11050
                                 (516) 626-0007
                    (Name, address, and telephone numbers of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                    Copy to:
                             Steven I. Suzzan, Esq.
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103

CALCULATION OF FILING FEE

Transaction valuation: Not Applicable   Amount of filing fee: Not Applicable

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:___________________

Form or Registration No.: ________________

Filing Party:__________________

Date Filed: ___________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

EXHIBIT INDEX

EXHIBIT 99.1   Press Release dated October 31, 2003

EXHIBIT 99.1



Company Contact               Investor Relations Contacts    Media Contact           New Mountain Contact
David Gershen                 David Waldman/                 Chenoa Taitt            Adam Collins
Executive VP Financial        John Heilshorn                 Lippert/Heilshorn &     New Mountain Capital
Services                      Lippert/Heilshorn & Associates Associates              212-720-0358
NMHC                          212-838-3777                   212-838-3777            acollins@
516-605-6625                  dwaldman@lhai.com              ctaitt@lhai.com         newmountaincapital.com
dgershen@nmhc.com

For Immediate Release

                     National Medical Health Card Announces
                      Major Initiative to Accelerate Growth

                - New Mountain Partners to purchase $80 million in
                        convertible preferred securities
                - Company to use $50 million of proceeds to self-tender
                        for 4.5 million common shares
                - Bert Brodsky and related shareholders agree to tender
                        4.5 million shares and vote for transaction
                - Bert Brodsky to retire as chairman
                - Cash on hand to increase by over $20 million

     PORT WASHINGTON, N.Y. - October 31, 2003 - National Medical Health Card Systems, Inc. (Nasdaq: NMHC), a national independent pharmacy benefit manager
(PBM) doing business as NMHC Rx, and New Mountain Partners L.P. (New Mountain), a New York-based private equity investment fund, have signed a definitive agreement whereby New Mountain will make a significant investment in NMHC.

     Under the terms of the agreement, which were approved on October 30, 2003 by the company's board of directors, as well as the special committee of the company's board of directors, New Mountain will purchase $80 million of convertible preferred NMHC stock. The preferred stock provides for an initial annual cash dividend equal to 7 percent of the investment amount, which decreases to 3.5 percent after the fifth anniversary of issuance. The preferred stock will be convertible into common stock at a price of $11.50 per share of common stock, or an aggregate of approximately 7 million common shares. The company will use approximately $50 million of the New Mountain investment to conduct a self tender in which it will offer to purchase up to 4.5 million shares of common stock at a price of $11.00 per share. The remaining funds, estimated to be $22 million net of transaction costs, are expected to be used for growth opportunities.

     Mr. Brodsky and related shareholders, who currently own in the aggregate in excess of 4.6 million common shares and options and warrants to purchase approximately 300,000 shares, have agreed to tender 4.5 million shares. All shareholders will have the opportunity to participate pro rata in the tender. The net effect of the approximately 7 million newly issued, convertible preferred shares, less the anticipated repurchase of 4.5 million shares in the tender offer, will increase diluted common shares outstanding (assuming conversion of the new preferred shares) from approximately 10.2 million to 12.7 million shares, or a 23.5 percent increase. New Mountain will own approximately 55% of the outstanding equity of the company on a fully diluted basis. The company will incur no debt from this transaction. However, NMHC expects a one-time, non-cash reduction in arriving at net income available for common shareholders. Steven B. Klinsky, founder and chief executive officer of New Mountain Capital, LLC, will succeed Mr. Brodsky as non-executive chairman, while Mr. Brodsky will remain a member of the board of directors. The contemplated transactions are subject to satisfaction of certain closing conditions, including shareholder and regulatory approvals. It is expected that the self-tender will be commenced and completed during either the fourth calendar quarter of 2003 or the first calendar quarter of 2004.

     Bert Brodsky, the company's current chairman, stated, "I strongly support the New Mountain transaction. Together with related shareholders, we have agreed to vote our shares in favor of it, and we believe it is a critically important step in achieving the company's long-term potential. NMHC has demonstrated its ability to grow organically and to acquire and successfully integrate high-growth companies. Future opportunities include additional acquisitions, as well as the roll-out of our mail order facility and specialty pharmacy division. New Mountain provides NMHC with both a meaningful cash infusion and a highly respected investor and partner with the board-level skills, experience and resources to help NMHC achieve these goals."

     Mr. Brodsky continued, "The New Mountain transaction not only provides fresh growth capital, but also resolves the need for chairmanship succession, as well as any uncertainty regarding the long-term future ownership of the company. New Mountain played a similar role recently at Strayer Education, Inc. (Nasdaq:
STRA). Since New Mountain announced its original intention to invest in Strayer in November 2000, Strayer's stock price has gone from approximately $25 per share to over $95 per share and Strayer's market capitalization has increased from around $400 million to approximately $1.5 billion."

     James Bigl,  president and chief  executive  officer of NMHC,  stated,  "On behalf of the management team, I welcome New Mountain's investment enthusiastically. New Mountain has a proven ability to identify the highest quality growth companies and to add real, strategic value to these companies and businesses. New Mountain's investment will be our first meaningful capital infusion since the company's public offering in 1999 and marks a seminal event in the twenty-two year history of NMHC. I believe New Mountain's sponsorship will be a catalyst to accelerate our already exceptional growth."

     Steven Klinsky, founder and chief executive officer at New Mountain, stated, "New Mountain's strategy is to work closely with a handful of the highest quality growth companies in carefully selected industries and to help build the value of these companies. As with Strayer, we believe NMHC is positioned to be an outstanding performer in a rapidly expanding and non-cyclical industry. During our due diligence, we were particularly impressed by NMHC's high level of customer service, which consistently ranks among the very best in key industry surveys. We were impressed by NMHC's leadership in the area of fair and complete reporting to its clients, and by NMHC's strong historic growth and free cash flow. NMHC is rapidly building its disease management and specialty pharmaceutical distribution capabilities, and has demonstrated a superior ability to help clients control their pharmaceutical spending and inflation rates."

     Mr. Klinsky continued, "As NMHC expands and solidifies its capabilities in a broad array of services, and particularly as it completes its in-house mail-order facility and the roll-out of the specialty pharmacy division, we believe NMHC's earnings and valuation can rise substantially. We congratulate management and the entire NMHC team on the business they have built and we hope to help management build NMHC into a larger, stronger industry leader in future years."

     Prior to establishing New Mountain, Mr. Klinsky was co-founder of Goldman Sachs Leveraged Buyout Group until 1984 and a general partner of Forstmann Little & Co. until 1999. He has served as a director of General Instrument Corp. and Yankee Candle Co.

Conference Call Details

     Management will host a conference call to discuss the investment Wednesday, Nov. 5, 2003, at 8:30 a.m. ET. To listen to the call, please dial 706-634-1287. A live webcast of the call will be accessible on the company's website, www.nmhc.com. A replay via telephone will be available for seven days beginning at 11:30 a.m. ET. To access the replay, please dial 1-800-642-1687 or 1-706-645-9291 using the passcode number 3789919.

About NMHC

     National Medical Health Card Systems, Inc. (NMHC) operates NMHC Rx (pharmacy benefits manager or PBM), Integrail (health information solutions),
NMHC Mail (home delivery pharmacy), and Ascend (specialty pharmacy solutions), providing services to corporations, unions, health maintenance organizations, third-party administrators, and local governments. Through its clinical programs, value-added offerings, and advanced information systems, NMHC provides quality, cost effective management of pharmacy benefit programs.

About New Mountain Capital

     New Mountain Capital LLC is a private equity firm seeking long-term capital appreciation through direct investment in growth equity transactions, leveraged acquisitions and management buyouts. New Mountain Partners, L.P. is a private equity fund sponsored by New Mountain Capital.

     New Mountain's primary strategy is to seek out the highest quality growth leaders in carefully selected industry sectors, and then to work intensively with management to build the value of these companies. New Mountain's website is www.newmountaincapital.com.

Forward-Looking Statements

     This press release contains forward-looking statements which involve known and unknown risks and uncertainties or other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used herein, the words "may", "could", "estimate", "believes", "anticipates", "thinks", "intends", "will be", "expects" and similar expressions identify forward-looking statements. For a discussion of such risks and uncertainties, including but not limited to risks relating to demand, pricing, government regulation, acquisitions and affiliations, the market for PBM services, competition and other factors, readers are urged to carefully review and consider various disclosures made by NMHC in the company's Annual Report on Form 10K for the fiscal year ended June 30, 2003, and other Securities and Exchange Commission filings.

Additional Information and Where to Find It

     In connection with the proposed transaction, the company will file a tender offer statement and proxy statement with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement and the tender offer statement (when available), and other documents filed by the company with the Commission at the Commission's website at http://www.sec.gov. Free copies of the proxy statement and the tender offer statement, once available, and the company's other filings with the Commission may also be obtained from the company. Free copies of the company's filings may be obtained by directing a request to the company, 26 Harbor Park Drive, Port Washington, New York 11050, Attention: Investor Relations, Telephone: (800) 251-3883, or on the company's website at http://www.nmhc.com.

Participants in the Solicitation

     The company and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in favor of the transaction. Information concerning persons who may be considered participants in the solicitation of the company's stockholders under the rules of the Commission will be set forth in the company's proxy statement to be filed in connection with the transaction.


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